NOTIFICATION OF LATE FILING

                          FORM 12B-25


                                                0-14825
                                            SEC FILE NUMBER


                                               812138-10-5
                                              CUSIP NUMBER


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


(Check One):
[ ]Form 10-K  [ ]Form 20-F  [X]Form 11-K  [ ]10-Q  [ ] Form N-SAR

For Period Ended:     DECEMBER 31, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

 Read Instruction (on back page) Before Preparing Form.  Please
                         Print or Type.

   Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________

PART 1--REGISTRANT INFORMATION

Full Name of Registrant:
                      SEALRIGHT CO., INC.

Former Name if Applicable:


Address of Principal Executive Office (Street and Number):

                      9201 Packaging Drive

City, State and Zip Code:
                        DeSoto, KS 66018


PART II -- Rules 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     Integral to the preparation of audited financial statements for the Annual Report of the Sealright Co., Inc. Long-Term Savings Plan are various schedules from the Plan's trustee and recordkeeper. These schedules were not prepared and made available to the Plan's auditors in a timely manner, thus preventing the publication of audited financial statements for filing of the Plan's annual report on Form 11-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Win Zoellner            913        583-8728
         (Name)               (Area)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).            (X) Yes    ( ) No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be
     included in the subject report or portion thereof?
                                        (X) Yes    ( ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable to Sealright Co., Inc. Long-Term Savings Plan


                        SEALRIGHT CO., INC.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      June 30, 1998

By       /s/ Win Zoellner
      Win Zoellner